Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated October 19, 2018 (March 6, 2019 as to the retrospective presentation of the Equity Restructuring described in Note 1, 2, 12 and the convenience translation described in Note 2(f)), relating to the combined and consolidated financial statements of Ruhnn Holding Limited, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
March 6, 2019